3-31-02

02048595

RECD S.E.C.
JUL 8 2002
1086

FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Amending Form 6-K For the Month of March, 2002

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

ECI TELECOM LTD.
(Translation of Registrant's Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is an amendment to the Registrant's Consolidated Financial Statements as at December 31, 2001, filed on Form 6-K with the Securities and Exchange Commission on March 29, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By: ______________________________
Richard H. Gilden for Doron Inbar,
pursuant to authorization

Dated: Thursday, June 27, 2002

Subsequent Events (Unaudited)

1. On December 6, 2001, an agreement was signed for the private placement of 12.5% of the share capital of the Company to a group of investors. After the balance sheet date, the shares were issued to the group of investors in consideration of $ 49 million (net of issuance expense). The allotment was partly executed from the treasury stock that was held by the Company.

2. Subsequent to balance sheet date and as a result of the adoption of SFAS 142 with respect to goodwill and intangible assets, in accordance with the provisions of the said standard the Company preformed a valuation of the fair value of Innowave as at January 1, 2002. As a result of the said valuation the Company will recognize a loss from the decline in value of goodwill in the amount of $ 37,196 thousand which will be presented as the cumulative effect of a change in accounting policy in the statement of operations for the first quarter of 2002.

   In addition, due to the decline in demand for products of Innowave, Management has adjusted its sales forecast in the first quarter of 2002. In accordance with the provisions of SFAS 144 the loss from the decline in value of other intangible assets in the amount of $ 15,296 thousand will be recognized in the statement of operations for the first quarter of 2002.

3. ECI Telecom reached an agreement in principle to settle the consolidated securities class action lawsuit. Under the terms of the agreement in principle, ECI and the plaintiffs will negotiate and seek court approval of the definitive settlement. This includes the establishment of a fund to cover the settlement to be paid by ECI's insurance carriers, and the dismissal of all claims without any liability or wrongdoing attributed to ECI.

   In addition, and also subject to court approval, the plaintiffs have agreed to drop their claims against Doron Inbar, President and Chief Executive Officer of ECI, and against ECI's former Chief Financial Officer, the individual defendants in the class action lawsuit, without any liability or wrongdoing attributed to the individual defendants.

   There can be no assurance that the parties will reach final agreement based on the memorandum of understanding or that the court will approve the settlement.